As filed with the Securities and Exchange Commission on
                  August 3, 2007 Registration No. _____________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             PMI Construction Group
                 (Name of Small Business Issuer in its Charter)


         Nevada                                              95-4465933
         ------                                              ----------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

2522 Alice Drive, West Jordan, Utah                               84088
-----------------------------------                           ---------
(Address of principal executive offices)                      (Zip Code)

          Issuer's telephone number: no telephone number (801) 718-7732

           Securities to be registered under Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered

           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                             PMI Construction Group

                                   FORM 10-SB

                                TABLE OF CONTENTS


                                                                                    Page
                                     PART I
Item  1          Description of Business                                              3
Item  2          Management's Discussion and Analysis or Plan of Operation            7
Item  3          Description of Property                                              9
Item  4          Security Ownership of Certain Beneficial Owners and Management       9
Item  5          Directors, Executive Officers, Promoters and Control Persons         10
Item  6          Executive Compensation                                               11
Item  7          Certain Relationships and Related Transactions                       12
Item  8          Description of Securities                                            12

                                    PART 11
Item  1          Market Price of and Dividends on the Registrant's
                  Common Equity and Other Stockholder Matters                         13
Item  2          Legal Proceedings                                                    14
Item  3          Changes in and Disagreements with Accountants                        14
Item  4          Recent Sales of Unregistered Securities                              14
Item  5          Indemnification of Directors and Officers                            14

                                    PART F/S
Report of Independent Registered Public Accounting Firm                               16
Balance Sheets                                                                        17
Statements of Operations                                                              18
Statement of Stockholders' Deficit                                                    19
Statements of Cash Flows                                                              20
Notes to Financial Statements                                                         21

                                    PART III
Item 1           Index to Exhibits                                                    25
Signatures                                                                            25


                                     PART I

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management. Statements in this Form 10-SB that are not historical facts are hereby identified as "forward-looking statements."

Item 1.  Description of Business

Corporate History

PMI Construction Group, a Nevada corporation, (the "Company"), has engaged in no business since the termination of its subsidiary operations. During February 2004, a change of control of the Company occurred and since that time the Company has been looking for a business opportunity. The Company was originally incorporated on November 11, 1980 in the State of Utah under the name Bullhead Exploration, Inc. On January 31, 1994, Bullhead Exploration, Inc. changed its domicile to Delaware and its name to Intrazone, Inc. In February 1997, the Company changed its state of domicile to Nevada through the merger of the Company with a wholly owned subsidiary created for the purpose of effectuating a change of domicile and subsequently changed its name to PMI Construction Group.

The Company was originally incorporated to seek investment opportunities in the oil and gas industries. At inception the Company issued 348,837 shares of its common stock, par value $0.001 per share (the "Common Stock") to its officers and directors for cash. The Company then completed the sale of 1,000,000 shares of its Common Stock for aggregate proceeds of $25,000 pursuant to an intrastate exemption for the sale of securities.

The Company engaged in limited business operations until it acquired P.G. Entertainment, Inc., a California corporation ("PGE") through a stock exchange in January 1994. As part of the acquisition of PGE, the Company consolidated its Common Stock on a one for three basis reducing the then issued and outstanding shares of Common Stock from 1,348,837 to 449,658, after adjustments for the reverse split. The shareholders of PGE received a total of 1,798,448 post split shares of Common Stock and 105,000 shares of convertible preferred stock in the acquisition. Approximately 60% of the shares of preferred stock were subsequently converted to shares of Common Stock in October 1995 and except for a nominal number the balance was converted to shares of Common stock in November of 1999. PGE was engaged in the entertainment industry with interest in animation, interactive programming, and computer imaging and graphics technology. PGE's operation did not prove profitable and in 1998, the Company ceased the operations of PGE.

In March 1999, the Company acquired Promotora Mexicana de Infraestructura, S.A. de C.V., a Mexican corporation ("Promotora") which was in the construction and development of commercial, residential and resort properties in Mexico. Upon the acquisition of Promotora, the Company reverse split the outstanding shares on a 1 for 2 basis, and changed its name to PMI Construction Group. Its business focus to be the construction industry. Promotora was originally formed in 1993 by Bernardo Quintana, who served as the Company's president after the acquisition, to engage in the construction industry in Mexico. In conjunction with the aforementioned acquisition, in April 1999, the Company acquired all of the outstanding common stock of Promotora Mexicana de Inmobiliaria ("Inmobiliaria"). Inmobiliaria was also founded by Bernardo Quintana. Inmobiliaria focuses on real estate purchasing, selling, leasing and administrative services. Inmobiliaria's principal revenue was from leasing of real estate. A total of 2,749,525 shares of common stock were issued by the Company to acquire these subsidiaries.

The operations of Promotora and Inmobiliaria proved to be unprofitable when the economies in Mexico and the United States went into a recession in early 2000. The Company was forced to sell the subsidiaries back to Bernardo Quintana as part of a plan to close the operations without affecting the status of the Company. The Company remained dormant for several year thereafter and since 2004 has been looking for new business opportunities. During this intervening time, a lawsuit was filed by one of the Company's shareholders as a result of the sale of the subsidiaries back to Mr. Quintana. As part of the settlement of the lawsuit, Mr. Quintana transferred the ownership interest that he retained in the Company to the shareholder.

The Company has had no operations and is currently seeking an acquisition or merger to bring an operating entity into the Company. In order to finance its search for an operating entity, the Company, in 2004, entered into unsecured Convertible Notes bearing interest at 8% per annum with three parties, one of which was the sole officer and director of the Company and another a shareholder, whereby it received $10,000. The Shareholders of the Company also voted to enter into a quasi-reorganization whereby the paid-in capital account was eliminated against the retained deficit account and thus commencing the Company's development stage activities. During 2006, these three parties exercised the conversion provision of the Convertible Notes and were issued 11,513,920 shares, which included interest. During April of 2007, the Company again entered into unsecured Convertible Notes bearing interest at 8% per annum, whereby it received $1,500.

The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

The selection of a business opportunity in which to participate is complex and risky. Additionally, the Company has only limited resources and may find it difficult to locate good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and our inability to provide a prospective business opportunity with significant capital.

The Company's operations are subject to a number of risks including:
         We are a development stage company with no operating history and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objectives.

         We have entered into a new development stage with no operating results during this development stage to date. Therefore, our ability to begin new operations is dependent upon raising money and acquiring an operating company. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives, which are to raise money and acquire one or more domestic and/ or foreign operating businesses. We will not generate any revenues until, at the earliest, if at all, after the consummation of a business combination. We cannot assure you that we can raise the money needed to consummate a business combination. We cannot assure you as to when, or if, a business combination will occur. If we are unable to successfully achieve our business objectives, our company and our stock price would be negatively impacted.

         Achieving our business objectives may present conflicts of interest for our current director and officer.

         If our current director and officer chooses to remain with us after raising money and a business combination, then he will be negotiating the terms of the money raising and the business combination, as well as the terms upon which he will continue to serve as our director and officer. As such, our current director and officer may have a conflict of interest in negotiating the terms of any money raising and business combination and, at the same time, negotiating the terms upon which he will continue to serve as our director and officer.

         Our current director and officer may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination.

         We cannot make any assurances regarding the future roles of our current director and officer. We have no employment agreement with our existing management. Our current director and officer may resign in conjunction with bringing in new management of our company, or upon raising money, or upon consummation of a business combination.

         Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise provide incentives to the new directors and officers.

         We may need to attract new directors and officers in order to achieve our business objectives, which is to acquire one or more domestic and/ or foreign operating businesses. Attracting new directors and officers may be expensive, and may require that we enter into long term employment agreements, issue stock options, and otherwise provide incentives to the new directors and officers.

         We will have only a limited ability to evaluate potential new directors and officers, and the management of target businesses.

         We may make a determination that our current director and officer should not remain, or should reduce his role, following money raising or a business combination, based on an assessment of the experience and skill sets of new directors and officers and the management of target businesses. We cannot assure you that our assessment of these individuals will prove to be correct. This could have a negative impact on our company and our stock price.

         Our director and officer allocates time to other businesses, thereby causing conflicts of interest in his determination as to how much time to devote to our affairs.

         This could have a negative impact on our ability to consummate money raising or a business combination. Our director and officer is not required to, and does not, commit his full time to our affairs, thereby causing conflicts of interest in allocating his time between our operations and the operations of other businesses. We do not intend to have any full-time employees prior to the consummation of a business combination. Our director and officer is engaged in other business endeavors and is not obligated to contribute any specific number of hours per day or per week to our affairs. This situation limits our current director's and officer's ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

         We may have insufficient resources to cover our operating expenses and the expenses of raising money and consummating a business combination.

         We have limited cash to cover our operating expenses for the next 12 months and to cover the expenses incurred in connection with a business combination. It is possible that we could incur substantial costs in connection with a business combination. If we do not have sufficient proceeds available to cover our expenses, we may be forced to obtain additional financing, either from our management or third parties. We may not be able to obtain additional financing on acceptable terms, if at all, and neither our management nor any third party is obligated to provide any financing. It is likely any future funds obtained would result in a substantial dilution to current shareholders.

         The nature of our proposed operations is speculative and the success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which we may merge or which we acquire.

         While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that we will be successful in locating an acquisition candidate meeting such criteria. In the event we complete a merger or acquisition transaction, of which there can be no assurance, our success if any will be dependent upon the operations, financial condition and management of the acquired company, and upon numerous other factors beyond our control. Shareholders will be dependent on the judgment of management in making acquisition or merger decisions.

         We cannot assess specific business risks because we have not identified the business opportunities in which we will attempt to obtain an interest.

         Due to the fact that we have not identified a target business for acquisition, we cannot describe the specific risks presented by such business. Among other risks, such target business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The target business may be in competition with larger, more established firms which may have many competitive advantages over the target business. Our investment in a target business may be highly risky and illiquid, and could result in a total loss to us if the acquired business is unsuccessful.

         Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity.

         Our management's decision to commit our capital or other resources to an acquisition will likely be made without detailed feasibility studies, independent analysis and market surveys. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and we may find a scarcity of suitable companies with audited financial statements seeking merger partners. Additionally, with limited financial and managerial resources, we will be limited in our review of any prospective merger or acquisition companies, potentially increasing the risk of such a merger or acquisition.

         There is a lack of meaningful public market for our securities.

         Although our common stock may be available for trading on the Pink Sheets, at present no active market exists and no broker/dealers is making a market in our common stock. Therefore, there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell our common stock should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans.

         Our acquisitions of businesses may be extremely risky and we could lose all or part of our investments.

         Companies we merge with or acquire will generally be less established or still trying to obtain profitability. An investment in these companies may be extremely risky because, among other things, the companies we are likely to focus on:

                  -typically have limited operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

                  -tend to be privately-owned and generally have little publicly available information and, as a result, we may not learn all of the material information we need to know regarding these businesses;

                  -are more likely to depend on the management talents and efforts of a small group of people; and, as a result, the death, disability, resignation or termination of one or more of these people could have an adverse impact on the operations of any business that we may acquire;

                  -may have less predicable operating results;

                  -may from time to time be parties to litigation;

                  -may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence; and

                  -may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

         A relatively small number of stockholders and managers have significant influence over us.

         A small number of our stockholders and management acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of these individuals could have the effect of preventing or delaying a change in control of our company which they oppose even if our other stockholders believe it is in their best interests. In addition, our executive officer has the ability to influence our day-to-day operations. These factors could negatively affect our company and our stock price.

         There is a significant likelihood of dilution of our existing stockholders.

         It is likely that the anticipated value of the business and/or assets that we acquire relative to the current value of our securities will result in the issuance of a relatively large number of shares and, as a result, substantial additional dilution to the percentage ownership of our current stockholders. If such dilution were to occur, the price of our stock would be negatively impacted.

Employees

The Company does not have any employees. Eugene Gronning is the Company's sole officer and director. Mr. Gronning is currently not receiving compensation for his services and the Company does not plan on paying any compensation to Mr. Gronning.

Offices

The Company currently uses an office provided by the Company's sole officer and director, Eugene Gronning. This office is provided on a rent free basis. Until the Company establishes operations, the Company will continue to use the office provided by Eugene Gronning.

Item 2. Management's Discussion and Analysis or Plan of Operation

PLAN OF OPERATION.
-----------------

The Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Such involvement may take many forms, including the acquisition of an existing business or the acquisition of assets to establish subsidiary businesses. The Company's management does not expect to remain involved as management of any acquired business.

As the Company possesses limited funds, the Company will be extremely limited in its attempts to locate potential business situations for investigation. The Company intends to commence, on a limited basis, the process of investigating possible merger and acquisition candidates, and believes that the Company's status as a publicly-held corporation will enhance its ability to locate such potential business ventures. No assurance can be given as to when the Company may locate suitable business opportunities and such opportunities may be difficult to locate; however, the Company intends to actively search for potential business ventures for the foreseeable future.

Business opportunities, if any arise, are expected to become available to the Company principally from the personal contacts of our officer and director. While it is not expected that the Company will engage professional firms specializing in business acquisitions or reorganizations, such firms may be retained if funds become available in the future, and if deemed advisable. Opportunities may thus become available from professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and other sources of unsolicited proposals. In certain circumstances, the Company may agree to pay a finder's fee or other form of compensation, including perhaps one-time cash payments, payments based upon a percentage of revenues or sales volume, and/or payments involving the issuance of securities, for services provided by persons who submit a business opportunity in which the Company shall decide to participate, although no contracts or arrangements of this nature presently exist. The Company is unable to predict at this time the cost of locating a suitable business opportunity.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's management. Current management does not have significant experience in evaluating potential mergers or acquisitions. Among the factors which management will consider in analyzing potential business opportunities are the available technical, financial and managerial resources; working capital and financial requirements; the history of operation, if any; future prospects; the nature of present and anticipated competition; potential for further research, developments or exploration; growth and expansion potential; the perceived public recognition or acceptance of products or services; name identification, and other relevant factors.

It is not possible at present to predict the exact matter in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed and, based upon such review, the appropriate legal structure or method of participation will be decided upon by management. Such structures and methods may include, without limitation, leases, purchase and sale agreements, licenses, joint ventures; and may involve merger, consolidation or reorganization. The Company may act directly or indirectly through an interest in a partnership, corporation or reorganization. However, it is most likely that any acquisition of a business venture the Company would make would be by conducting a reorganization involving the issuance of the Company's restricted securities. Such a reorganization may involve a merger (or combination pursuant to state corporate statutes, where one of the entities dissolves or is absorbed by the other), or it may occur as a consolidation, where a new entity is formed and the Company and such other entity combine assets in the new entity. A reorganization may also occur, directly or indirectly, through subsidiaries, and there is no assurance that the Company would be the surviving entity. Any such reorganization could result in loss of control of a majority of the shares. The Company's present director may be required to resign in connection with a reorganization. Substantial dilution of percentage equity ownership may result to the shareholders, in the discretion of management.

The Company may choose to enter into a venture involving the acquisition of or merger with a company which does not need substantial additional capital but desires to establish a public trading market of its securities. Such a company may desire to consolidate its operations with the Company through a merger, reorganization, asset acquisition, or other combination, in order to avoid possible adverse consequences of undertaking its own public offering. (Such consequences might include expense, time delays or loss of voting control.) In the event of such a merger, the Company may be required to issue significant additional shares, and it may be anticipated that control over the Company's affairs may be transferred to others.

As part of their investigation of acquisition possibilities, the Company's management may meet with executive officers of the business and its personnel; inspect its facilities; obtain independent analysis or verification of the information provided, and conduct other reasonable measures, to the extent permitted by the Company's limited resources and management's limited expertise. Generally, the Company intends to analyze and make a determination based upon all available information without reliance upon any single factor as controlling.

In all likelihood, the Company's management will be inexperienced in the areas in which potential businesses will be investigated and in which the Company may make an acquisition or investment. Thus, it may become necessary for the Company to retain consultants or outside professional firms to assist management in evaluating potential investments, and to hire managers or outside professional firms to assist management in evaluating potential investments, and to hire managers to run or oversee the operations of its acquisitions of investments. The Company can give no assurance that we will be able to find suitable consultants or managers. The Company has no policy regarding the use of consultants, however, if management, in its discretion, determines that it is in the best interests of the Company, management may seek consultants to review potential merger or acquisitions candidates. There are currently no contracts or agreements between any consultant and any companies that are searching for "shell" companies with which to merge.

It may be anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention, and substantial costs for accountants, attorneys and others. Should a decision thereafter be made not to participate in a specific business opportunity, it is likely that costs already expended would not be recoverable. It is likely, in the event a transaction should eventually fail to be consummated, for any reason, that the costs incurred by the Company would not be recoverable. The Company's officer and director are entitled to reimbursement for all expenses incurred in their investigation of possible business ventures on behalf of the Company, and no assurance can be given that if the Company has available funds they will not be depleted by such expenses.

Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like the Company, without assets or many liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public". However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of the Company.

Management of the Company believes the best chance to obtain value for the shareholders is to seek a merger or acquisition with an existing business. At this time, management has been unable to locate any potential mergers or acquisitions.

Management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable.

If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the issuance of stock to acquire such an opportunity.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2007, the Company had $203 in assets and liabilities of $11,149. On December 31, 2006, the Company had $768 in assets and liabilities of $10,593. The Company has only incidental ongoing expenses primarily associated with maintaining its corporate status. Current management has indicated a willingness to help support the Company's ongoing expenses through the purchase of securities of the Company or through loans. At this time, it is anticipated the Company will have to continue to rely on current management or major shareholders to support ongoing operations and expenses. Until the Company is able to locate a merger or acquisition, capital requirements should be limited.

RESULTS OF OPERATIONS

For the three months ended March 31, 2007, the Company had $1,121 in expenses primarily related to accounting costs and maintaining the Company's corporate status. For the year ended December 31, 2006, the Company had expenses of $16,103 primarily related to maintaining the Company's corporate status, accounting and legal fees. For the three months ended March 31, 2006, the Company had a net loss of $547 and for the year ended December 31, 2005, the Company had a net loss of $2,321. Management anticipates only nominal continuing expenses. Management does anticipate expenses to increase in the future as we become subject to the reporting requirements of the SEC. Additionally, if a business is commenced or acquired, expenses would increase.

The Company has not generated revenue during the past three years since it commenced its development stage activities. It is unlikely that any revenue will be generated until the Company locates a business opportunity with which to acquire or merge. Management of the Company will be investigating various business opportunities. These efforts may cost the Company not only out of pocket expenses for its management but also expenses associated with legal and accounting costs. There can be no guarantee that the Company will receive any benefits from the efforts of management to locate business opportunities. The Company's financial statements contain a going concern opinion on the Company's ability to continue in business.

Management does not anticipate employing any employees in the future until a merger or acquisition can be accomplished. Management will continue to rely on outside consultants to assist in its corporate filing requirements.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company owns no properties and utilizes space on a rent-free basis from Eugene Gronning, the Company's officer and director. This arrangement is expected to continue until such time as the Company becomes involved in a business venture which necessitates its relocation, as to which no assurances can be given. The Company has no agreements with respect to the maintenance or future acquisition of the office facilities, however, if a successful merger/acquisition is negotiated, it is anticipated that the office of the Company will be moved to that of the acquired company.

The Company is not actively engaged in conducting any business. Rather, the Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Therefore, the Company does not presently intend to invest in real estate or real estate securities, nor have we formulated any investment policies regarding investments in real estate, real estate mortgages, or securities of or interests in persons engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners:

The following table sets forth certain information as of July 1, 2007, with respect to the beneficial ownership of the Company's Common Stock by each director of the Company and each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock. At July 1, 2007, there were 15,692,549 shares of common stock outstanding.

For purposes of this table, information as to the beneficial ownership of shares of common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Except as otherwise indicated, all shares of our common stock are beneficially owned, and sole investment and voting power is held, by the person named. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock, which such person has the right to acquire within 60 days after the date hereof. The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.


Title of Class     Name of Beneficial Owner          Number of Shares Owned     Percent of Class
--------------     ---------------------------      -----------------------     ----------------
                   Principal Shareholders

Common             Eugene Gronning                           6,903,320                  44%
                   2522 Alice Drive
                   West Jordan, Utah 84088

Common             W. Reed Jensen                            2,505,300                  16%
                   4348 Butternut Drive
                   Salt Lake City, Utah 84121
Common             Atomic Capital Corp.                      2,505,300                  16%
                   1588 Petal Point
                   Kennesaw, Georgia 30152
                    Director(s)
Common             Eugene Gronning                    --------------See above---------------
Common             All Officers and Director as a            6,903,320                  44%
                   Group (one  persons)
-----------------

Atomic Capital Corp is controlled by Angela Torp. The 2,505,300 shares shown above represent 2,305,300 shares owned by Atomic Capital Corp and 200,000 shares owned by Angela Torp

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Management

The following table sets forth information with respect to the persons expected to be named as a director of the Company. The Company's directors serve for a term of one year and thereafter until their successors have been duly elected by the shareholders and qualified. The Company's officers serve for a term of one year and thereafter until their successors have been duly elected by the Board of Directors and qualified.

         Name                     Age      Positions
         Eugene Gronning          62       President, Secretary, Director

Mr. Gronning is currently retired and had been employed for the five years prior thereto as the controller for Property Reserves, Inc., a property acquisition and management company based in Salt Lake City, Utah. Mr. Gronning received a Bachelor of Science degree from Brigham Young University in Provo, Utah in 1971.

Mr. Gronning has not filed for bankruptcy, been convicted in a criminal proceeding or been the subject of any order, judgment, or decree permanently, temporarily, or otherwise limiting activities (1) in connection with the sale or purchase of any security or commodity, or in connection with any violation of Federal or State securities laws or Federal commodities laws, (2) engaging in any type of business practice, or (3) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity.


ITEM 6. EXECUTIVE COMPENSATION

                             EXECTUTIVE COMPENSATION

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to the Company's chief executive officer and each of the other executive officers that were serving as executive officers at December 31, 2006 (collectively referred to as the "Named Executives"). No other executive officer serving during 2006 received compensation greater than $100,000.

                           Summary Compensation Table
                                                                           Non-Equity            All
     Name and                                       Stock     Option     Incentive Plan         Other
Principal Position   Year    Salary      Bonus     Awards     Awards      Compensation      Compensation       Total
                     ----    -------     ------    ------     ------      ------------      ------------       -----
Eugene Gronning,     2006       --         --        --         --             --                --              --
CEO
                    2005        --         --        --         --             --                --              --
                    2004        --         --        --         --             --                --              --

Mr. Gronning has not taken a salary and does not plan on taking a salary.

Option/SAR Grants in Last Fiscal Year

In fiscal 2006, there were no stock option or SAR Grants.

Stock Option Exercise

In fiscal 2006, none of the named executives exercised any options to purchase shares of common stock, except for the exercise of a Convertible Note in the original amount of $6,000 with accrued interest at 8% per annum. Mr. Gronning loaned these funds to the Company in 2004.

Long-Term Incentive Plan ("LTIP")

There were no awards granted during fiscal year 2006 under a long-term incentive plan.

Board of Directors Compensation

Each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. We did not compensate our director for service on the Board of Directors during fiscal 2006.

No other compensation arrangements exist between the Company and our sole director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Company does not have any employment contracts with our executive officer. No other compensatory plan or arrangements exist between the Company and our executive officer that results or will result from the resignation, retirement or any other termination of such executive officer's employment with the Company or from a change-in-control of the Company.

Report on Repricing of Options/SARs

During fiscal 2006, we did not adjust or amend the exercise price of stock options or SARs previously awarded to any executive officer.

Report on Executive Compensation

The Board of Directors determines the compensation of the Company's executive officer and president and sets policies for and reviews with the chief executive officer and president the compensation awarded to the other principal executives, if any. The compensation policies utilized by the Board of Directors are intended to enable the Company to attract, retain and motivate executive officers to meet our goals using appropriate combinations of base salary and incentive compensation in the form of stock options. Generally, compensation decisions are based on contractual commitments, if any, as well as corporate performance, the level of individual responsibility of the particular executive and individual performance. During the fiscal year ended 2006, the Company's chief executive officer was Eugene Gronning. There were no other executive officers for the Company during the fiscal year 2006.

Board of Directors Interlocks and Insider Participation in Compensation
Decisions

No such interlocks existed or such decisions were made during fiscal year 2006.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's sole officer and director is Eugene Gronning. During 2004, Mr. Gronning loaned $6,000 to the Company (and two other entities loaned an additional $4,000). The Company issued three unsecured convertible notes payable bearing interest at 8% per annum and during 2006, these notes were increased to include accrued interest for a total of $11,200, due on the earlier of December 31, 2006 or at the time of a merger, reorganization or acquisition occurring between the Company and another corporation or entity that has operations. These notes contain a provision whereby at the option of the note holder, the principal amount due and any accrued interest may be converted into common stock of the Company at $0.001 per share. On June 30, 2006, Mr. Gronning exercised this conversion provision for $2,000.00, and on July 31, 2006, exercised the conversion provision for the balance of the principal and interest in the amount of $4,903.32, and consequently, 2,000,000 shares of common stock were issued to him during June 2006 and an additional 4,903,320 were issued to him in July 2006.

In July 2006, Atomic Capital Corp. and W. Reed Jensen converted promissory notes into 2,305,300 shares of the Company's common stock. Atomic Capital Corp. and W. Reed Jensen were owed $2,305.30 each. With an effective date of August 31, 2006, the Company entered into a note payable with Denny Nestripke, CPA, for services he had performed for the Company and for funds he had advanced to the Company for the payment of creditors for a total of $10,316.89. These advances and loans were memorialized in a promissory note dated April 16, 2007. This note is due on the earlier of January 31, 2008 or at the time of a merger, reorganization or acquisition occurring between the Company and another corporation or entity that has operations. This note bears interest at 8% per annum but is not convertible into shares of common stock.

ITEM 8.  DESCRIPTION OF SECURITIES

DESCRIPTION OF SECURITIES

         The Company's amended articles of incorporation authorize the Company to issue 100,000,000 shares of capital stock, par value $0.001 per share with 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

         The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any person to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

         Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

         Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock

         Shares of Preferred Stock may be issued in one or more series or classes, with each series or class having the rights and privileges respecting voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series as determined by the board of directors at the time of issuance. There are several possible uses for shares of Preferred Stock, including expediting financing and minimizing the impact of a hostile takeover attempt. The Company currently has 633 shares of Preferred Stock outstanding, which may be converted into 633 shares of Common Stock at the option of the Preferred Stockholders. In addition, the 633 shares of Preferred Stock are allowed to cast votes at a duly called meeting of shareholders in an amount equal to 20 times the shares held or for a total of 12,660 votes.

Authority to Issue Stock

         The board of directors has the authority to issue the authorized but unissued shares of Common Stock without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by current shareholders.

Transfer Agent

The Company's transfer agent is Colonial Stock Transfer Company, 66 Exchange Place, Salt Lake City, Utah 84111, Telephone (801) 355-5740 and Facsimile (801) 355-6505

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's Common Stock is quoted on the "Pink Sheets" under the symbol "PMIG." The Company's Common Stock is quoted on the Pink Sheets it has traded sporadically with no significant volume. The following table represents the high and low per share bid information for our common stock for each quarterly period in fiscal 2006 and 2005. Such high and low bid information reflects inter-dealer quotes, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                        Year Ended 2007
                                     High              Low
     Quarter ended June 30           $0.10            $0.10
     Quarter ended March 31          $0.10            $0.10

                                              Year Ended 2006                   Year Ended 2005
                                      High             Low              High              Low
     Quarter ended December 31       $0.10            $0.10            $0.40             $0.05
     Quarter ended September 30       0.10             0.10             0.07              0.05
     Quarter ended June 30, 2007      0.10             0.10             0.05              0.04
     Quarter ended March 31, 2007     0.10             0.10             0.05              0.04


At June 27, 2007, the bid and asked price for the Company's Common Stock was $0.10 and $0.16 respectively. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future. At June 27, 2007, the Company had approximately 150 shareholders of record. As of June 27, 2007, the Company had 15,692,549 shares of its Common Stock issued and outstanding.

Item 2.  Legal Proceedings

The Company is not, and has not been, involved in any legal proceedings during the last fiscal year.

Item 3.  Changes in and Disagreements with Accountants

The Company has not had any disagreements with its independent registered public accounting firm.

Item 4.  Recent Sales of Unregistered Securities

The Company has not sold any shares of its common or preferred stock in the past two years. However, in June 2006, the Company issued 2,000,000 shares and in July 2006, the Company issued an additional 4,903,320 shares to its officer and director, Eugene Gronning in payment of a promissory note and accrued interest originally entered into in September 2004 for $6,000. Additionally in July 2006, the Company issued an additional 4,610,600 shares to two other parties as settlement of principal and accrued interest of promissory notes originally entered into in September 2004 for $4,000.

Item 5.  Indemnification of Directors and Officers

Section 145 of the Nevada Corporation Law provides in relevant parts as follows:

         (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in (1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Nevada Corporation Law.

The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officer and director to the full extent permitted by the above-quoted statute.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
PMI Construction Group

We have audited the accompanying balance sheets of PMI Construction Group ( a Nevada development stage enterprise) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2006 and 2005, and for the period from date of development stage inception ( February 17, 2004 ) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMI Construction Group ( a development stage enterprise) as of December 31, 2006 and 2005, and the results of its operations, stockholders' deficit and its cash flows for the years ended December 31, 2006 and 2005, and for the period from date of development stage inception ( February 17, 2004 ) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




 /s/ Child, Van Wagoner & Bradshaw, PLLC
 Certified Public Accountants
 Salt Lake City, Utah
 July 14, 2007

                                            PMI Construction Group
                                       (a development stage enterprise)
                                                Balance Sheets

                                                             March 31,                   December 31,
                                                               2007                2006               2005
                                                          ----------------    ---------------    ---------------
                                                             (unaudited)
ASSETS:
   Current Assets:-
     Cash in bank                                         $              -    $             -    $         6,306
     Prepaid expense                                                   203                768                  -
                                                          ----------------    ---------------    ---------------

 TOTAL ASSETS                                             $            203    $           768    $         6,306
                                                          ================    ===============    ===============

LIABILITIES AND STOCKHOLDERS' DEFICIT:
   Current Liabilities:
     Accounts payable                                     $            353    $             -    $           538
     Notes payable to officer / director                                 -                  -              6,000
     Notes payable shareholder                                           -                  -              2,000
     Notes payable                                                  10,317             10,317              2,000
     Accrued interest payable                                          479                276              1,004
                                                          ----------------    ---------------    ---------------
        Total Current Liabilities                                   11,149             10,593             11,542

   Stockholders' Deficit
     Convertible preferred stock, $.001 par value,
        5,000,000 shares authorized, 633 shares
        issued and outstanding                                           1                  1                  1
     Common stock, $.001 par value, 95,000,000
        shares authorized, 15,692,549 shares
        issued and outstanding at March 31, 2007 and
        December 31, 2006, and 4,178,629 shares
        issued and outstanding at December 31, 2005                 15,693             15,693              4,179
     Deficit accumulated during the development stage              (21,576)           (20,455)            (4,352)
     Retained Deficit                                               (5,064)            (5,064)            (5,064)
                                                          ----------------    ---------------    ---------------
          Total Stockholders' Deficit                              (10,946)            (9,825)            (5,236)
                                                          ----------------    ---------------    ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT               $            203    $           768    $         6,306
                                                          ================    ===============    ===============


   The accompanying notes are an integral part of these financial statements.

-
                             PMI Construction Group
                        (a development stage enterprise)
                            Statements of Operations

-

                                                                                                                 For the period
                                                                                                                 from the date
                                                                                                                 of development
                                                                                                                stage inception
                                      For the three months ended                For the Year Ended               (February 17,-
                                               March 31,                           December 31,                  2004) Through-
                                        2007               2006               2006               2005            March 31, 2007
                                   ---------------    ---------------    ---------------    ---------------    --------------------
                                     (unaudited)        (unaudited)                                                (unaudited)
REVENUE                            $             -    $             -    $             -    $             -    $                  -
                                   ---------------    ---------------    ---------------    ---------------    --------------------
EXPENSE:
   General and administrative
     expenses                                 (918)              (314)           (15,286)            (1,521)                (19,438)
   Interest expense                           (203)              (233)              (817)              (800)                 (2,138)
                                   ---------------    ---------------    ---------------    ---------------    --------------------
Total Expenses                              (1,121)              (547)           (16,103)            (2,321)                (21,576)

NET LOSS                           $        (1,121)   $          (547)   $       (16,103)   $        (2,321)   $            (21,576)
                                   ===============    ===============    ===============    ===============    ====================

Net loss per common share          $         (0.00)   $         (0.00)   $         (0.00)   $         (0.00)
                                   ===============    ===============    ===============    ===============

Net loss per fully diluted
   common share                    $         (0.00)   $         (0.00)   $         (0.00)   $         (0.00)
                                   ===============    ===============    ===============    ===============

Weighted average number of
   common shares outstanding            15,692,549          4,178,629          9,490,981          4,178,629
                                   ===============    ===============    ===============    ===============

Weighted average number of
   fully diluted common shares
   outstanding                          15,693,182         15,693,182         12,036,814         14,783,097
                                   ===============    ===============    ===============    ===============


   The accompanying notes are an integral part of these financial statements.

                             PMI Construction Group
                        (a development stage enterprise)
                       Statements of Stockholders' Deficit


                                                                                                       Deficit
                                                                                                     accumulated
                                                                                                     during the
                                           Preferred Stock                Common Stock               development        Retained-
                                          Shares       Amount          Shares          Amount            stage           Deficit
                                         --------    ---------    ---------------    ----------    ----------------    ------------
Balance February 17, 2004                     633    $       1          4,178,629    $    4,179    $              -    $     (5,064)
Loss from operations for the
   period ended December 31, 2004               -            -                  -                            (2,031)              -
                                         --------    ---------    ---------------    ----------    ----------------    ------------
Balance, December 31, 2004                    633            1          4,178,629         4,179              (2,031)         (5,064)
Loss from operations for the
   year ended December 31, 2005                 -            -                  -             -              (2,321)              -
                                         --------    ---------    ---------------    ----------    ----------------    ------------
Balance, December 31, 2005                    633            1          4,178,629         4,179              (4,352)         (5,064)
Shares issued upon conversion of
   notes and accrued interest at
   $0.001 per share                             -            -         11,513,920        11,514                   -               -
Loss from operations for the
   year ended December 31, 2006                 -            -                  -             -             (16,103)              -
                                         --------    ---------    ---------------    ----------    ----------------    ------------
Balance, December 31, 2006                    633            1         15,692,549        15,693             (20,455)         (5,064)
Loss from operations for the
   period ended March 31, 2007
   (unaudited)                                  -            -                  -             -              (1,121)              -
                                         --------    ---------    ---------------    ----------    ----------------    ------------

Balance, March 31, 2007 (unaudited)           633    $       1         15,692,549    $   15,693    $        (21,576)   $     (5,064)
                                         ========    =========    ===============    ==========    ================    ============


   The accompanying notes are an integral part of these financial statements.

                             PMI Construction Group
                        (a development stage enterprise)
                            Statements of Cash Flows


                                                                                                                  For the period
                                                                                                                   from the date
                                                                                                                  of development
                                                                                                                  stage inception
                                           For the three months ended              For the Year Ended              (February 17,
                                                    March 31,                         December 31,                 2004) Through
                                             2007               2006             2006               2005           March 31, 2007
                                          -------------    ---------------    -------------    ---------------    ---------------
                                           (unaudited)        (unaudited)                                            (unaudited)
OPERATING ACTIVITIES:
Net loss from operations                  $      (1,121)   $          (547)   $     (16,103)   $        (2,321)   $       (21,576)
   loss to net cash position:
     Conversion of interest
        payable to common stock                       -                  -              312                  -                312
     Prepaid expense                                565                  -             (768)                 -               (203)
     Accounts payable                               353                323             (538)            (1,163)              (529)
     Accrued interest payable                       203               (976)            (726)               800                479
                                          -------------    ---------------    -------------    ---------------    ---------------
Net Cash Used for Operating
   Activities                                         -             (1,200)         (17,823)            (2,684)           (21,517)

FINANCING ACTIVITIES:
Conversion of interest payable to
   note payable                                       -              1,200            1,200                  -              1,200
Notes payable                                         -                  -           10,317                  -             20,317
                                          -------------    ---------------    -------------    ---------------    ---------------
Net Cash Provided from
   Financing Activities                               -              1,200           11,517                  -             21,517
Increase (decrease) in cash                           -                  -           (6,306)            (2,684)                 -

Net cash position at start of
   period                                             -              6,306            6,306              8,990                  -
                                          -------------    ---------------    -------------    ---------------    ---------------

Net cash position at end of period        $           -    $         6,306    $           -    $         6,306    $             -
                                          =============    ===============    =============    ===============    ==============-


Supplemental Information:
During 2006 the Company issued 11,513,920 shares of common stock at $0.001 per share to retire debt of $11,514.


   The accompanying notes are an integral part of these financial statements.

                             PMI Construction Group
                        (a development stage enterprise)
                          Notes to Financial Statements


Note 1: Summary of Significant Accounting Policies


Development stage enterprise

PMI Construction Group (the "Company") was originally incorporated under the laws of the State of Utah on November 11, 1980 as Bullhead Exploration, Inc. In conjunction with a reorganization on January 31, 1994, the Company changed its name to Intrazone, Inc. and its corporate domicile was changed to the state of Delaware. On February 19, 1997 the Company commenced a further reorganization whereby it changed its name to its present name and its corporate domicile was changed to the state of Nevada. During 2000, the Company sold substantially all of its assets, which consisted of two subsidiaries organized under the laws of Mexico and remained dormant through 2004. The Company was a party to a Settlement and Release Agreement filed in the United States District Court for the District of Utah, Central Division, having an agreed effective date of February 17, 2004, which resulted in a change of control of the Company in August 2004. Since that time the Company has obtained loans to finance its endeavors in seeking a new business venture. During July and August of 2006, three of these loans were converted into common stock (See Note 4). Since February 2004, the Company has not generated any revenue and is considered a development stage enterprise as defined in Statement of Financial Accounting Standards (SFAS) # 7.

Going concern

These financial statements have been prepared in contemplation of the Company continuing as a going concern. The Company has not had revenues from operations in each of the last two fiscal years, is considered a development stage enterprise as defined by SFAS #7, and is seeking an acquisition or merger with an operating entity. The Company's ability to meet its ongoing financial requirements has been dependent on receiving cash through entering into notes payable and in the payment of its liabilities in exchange for notes payable (See
Note 4). In addition, management has been willing to serve the Company without monetary remuneration. The Company assumes that these arrangements will continue during the next 12 months; however, no assurance thereof can be given. A change in these circumstances would have a material adverse effect on the Company's ability to continue as a going concern.

Use of estimates

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The use of estimates and assumptions may also affect the reported amounts of expenses. Actual results could differ from those estimates or assumptions.

Basic and diluted loss per share of common stock

The loss per share of common stock is computed by dividing the net loss during the periods presented by the weighted average number of shares outstanding during those same periods. The diluted loss per share of common stock is computed by dividing the net loss during the periods presented by the weighted average number of shares outstanding and the potential number of shares that could be outstanding during the entire period presented as a result of the conversion of preferred stock into common stock and the exercise of an option given to holders of the Company's promissory notes to convert the principal balance and accrued interest of those notes into shares of common stock of the Company. During the year ended December 31, 2006, the promissory notes and accrued interest were converted into common stock and the computation of outstanding shares and diluted shares was adjusted accordingly. Since commencing its development stage activities during February 2004, the Company has had 633 shares of $.001 par value preferred stock outstanding, which may be converted into 633 shares of common stock.

Income taxes

The Company had a net operating loss in periods prior to entering into its current development stage activities as well as subsequent thereto. Management is of the opinion that these losses may not be allowed to offset future income taxes and therefore has not established a deferred tax asset.

Revenue recognition

The Company has not had any realizable sources of revenue as a development stage enterprise and consequently, has not established a policy for the recognition of revenue.

                   Recently enacted accounting pronouncements

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140. This pronouncement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset and permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. At the present time, this pronouncement will not have any effect on the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company's application of fair value measurement is consistent with this pronouncement.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This pronouncement requires entities to recognize a net liability or asset of their defined benefit pension and other postretirement benefit plans on their balance sheets. At the present time, this pronouncement will not have any effect on the Company.


In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This pronouncement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. At the present time, this pronouncement will not have any effect on the Company.

Note 2: Quasi-Reorganization

During 2000, the Company sold substantially all of its assets and remained dormant through 2004. Commencing in 2004, the Company began to seek a new business venture and in accordance with SFAS No. 7, became a development stage enterprise. At that time the Company created a new equity account entitled "Deficit Accumulated During the Development Stage" and the results of its operations have since been recorded in this account. The Company's shareholders approved a quasi-reorganization effective as of January 1, 2004, that provided for a readjustment of its capital accounts and resulted in its retained deficit from prior operations being offset against its paid-in capital account in the amount of $1,928,775. Thus, the paid-in capital account was eliminated and the remaining deficit of $5,064 continues to be reflected as a retained deficit. No other accounts were affected by this readjustment and the Company's accounting will be substantially similar to that of a new enterprise.

Note 3: Convertible Preferred Stock

The Company has 633 shares of convertible preferred stock issued and outstanding with the following preferences: a) these shares are convertible into 633 shares of common stock at any time and shall be converted into common stock upon the death of the registered owner; and, b) each preferred share is entitled to twenty votes on any matter voted upon by the common shareholders.

Note 4: Note Payable / Related Party Transactions

During 2004, the Company entered into three unsecured notes payable bearing interest at 8% per annum for a total of $10,000. Of the $10,000, $6,000 was due to an officer/director/shareholder, $2,000 to a shareholder, and $2,000 to an otherwise unrelated party. During 2006, these notes were increased to $11,200 to include interest that had accrued and were rewritten bearing interest at 8% per annum and were due on the earlier of December 31, 2006 or at the time of a merger, reorganization or acquisition occurring between the Company and another corporation or entity that has operations. These notes also contained a provision whereby at the option of the note holder, the principal amount and any accrued interest may be converted into common stock of the Company at $0.001 per share. During June and July of 2006 this conversion provision was exercised by the holders of the notes, resulting in the issuance of 11,513,920 shares at a conversion price of $0.001 per share.

Note 5: Notes Payable

Effective September 1, 2006, a creditor of the Company paid the Company's accounts payable in the amount of $10,317 and entered into an unsecured note payable with the Company. The terms of the note require repayment on January 31, 2008 or at the time of a merger, reorganization or acquisition occurring between the Company and another corporation or entity that has operations, and bears interest at 8% per annum.

Note 6: Subsequent Event

On April 20, 2007, the Company entered into an unsecured convertible note for $1,500 bearing interest at 8% per annum due on April 30, 2008 or at the time of a merger, reorganization or acquisition occurring between the Company and another corporation or entity that has operations. The conversion provision of this note allows the holder, at his option, to convert the principal and accrued interest into shares of the Company's common stock at the rate of one share for each $0.001 of principal and accrued interest.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of Regulation S-B.

          SEC
Exhibit   Reference
No.       No.                       Title of Document                                      Location
-------  ----------   ---------------------------------------------------------------   ----------------
3(i)     3.01         Articles of Incorporation of the Company and related Amendments      This Filing
3(ii)    3.03         Bylaws of the Company                                                This Filing
4        4.01         Specimen Stock Certificate                                           This Filing



                                   SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

                           PMI Construction Group

                           By: /s/ Eugene Gronning
                              -------------------------------------------
                                Eugene Gronning, CEO, Principal Executive and Accounting Officer

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                                   Title                            Date
------------------------   -------------------------------------------   -----------------


/s/ Eugene Gronning        Director, CEO, Principal Accounting Officer    August 3, 2007
------------------------
Eugene Gronnning